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Exhibit 12

QWEST COMMUNICATIONS INTERNATIONAL INC.
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN MILLIONS)

	Year Ended December 31,
	2002	2001 (As restated)	2000 (As restated)	1999 (As restated, Unaudited)	1998 (As restated, Unaudited)
(Loss) income before income taxes, discontinued operations and cumulative effect of change in accounting principle	$(20,125)	$(7,395)	$(2,034)	$1,518	$1,811
Interest expense (net of amounts capitalized)	1,789	1,437	1,043	736	543
Interest factor on rentals	168	232	176	90	70

Earnings available for fixed charges	(18,168)	(5,726)	(815)	2,344	2,424

Interest expense	1,830	1,624	1,148	763	568
Interest factor on rentals	168	232	176	90	70

Fixed charges	1,998	1,856	1,324	853	638
Ratio of earnings to fixed charges (coverage deficiency)(1)	$(20,166)	$(7,582)	$(2,139)	2.75	3.80

(1)
For the year ended December 31, 2002, 2001 and 2000 the ratio of earnings to fixed charges was calculated as a negative ratio. As a result, disclosed above is the calculation of the coverage deficiency.

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  Exhibit 12
QWEST COMMUNICATIONS INTERNATIONAL INC. CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES (DOLLARS IN MILLIONS)